EXHIBIT 99.1

Luxoft Acquires Excelian Limited, a Leading System Integrator Specializing in Trading and Risk Management Software for the Financial Services Industry

London, United Kingdom, February 18, 2015—(BUSINESS WIRE)—Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced that it has acquired Excelian, a privately held U.K.-based systems integrator and technology consulting company specializing in trading and risk management software for the financial services and commodities markets.  Excelian’s expertise includes implementation of financial software platforms from industry leading providers such as Murex, OpenLink and Calypso.  The Company has offices in Western Europe, the U.S., Canada, South Africa and Australia.

Excelian’s customer base is highly complementary to that of Luxoft.  It predominantly consists of multinational and regional investment banks, large wholesale banks and commodity traders as well as treasury departments of global enterprises that require complex third party and custom-built trading and risk management platforms.  The combination of Excelian’s consulting capabilities and Luxoft’s software engineering services coupled with the deep technical expertise and domain knowledge of both companies will create a “one-stop-shop” for information technology services, including system integration, technical consulting, development, maintenance and support in the financial securities and commodities markets.

“We would like to extend a warm welcome to the entire Excelian team.  We believe there is a tremendous synergy between the Excelian’s areas of expertise and Luxoft’s domain experience in the banking, regulatory, capital markets and other financial sectors,” said Luxoft President and CEO Dmitry Loschinin. “This acquisition advances and expands Luxoft along the value chain by incorporating complex technology consulting services into our existing custom ADM service offering and augmenting our current product and platform portfolio with relevant turnkey solutions. Consequently, we can now offer our financial services clients a full stack of services to tackle tomorrow’s challenges around system complexity in the front office, risk management and back office.”

Excelian’s flagship partnership is with Murex, a premier provider of inegrated trading, risk management and processing solutions for the  financial markets, utilities and energy trading sectors. Murex was named a Leader, positioned furthest for Completeness of Vision and Ability to Execute in Gartner’s 2014 “Magic Quadrant for Trading Platforms,” by David Furlonger and Fabio Chesini, published on December 22, 2014.

Excelian is one of only seven Murex Alliance Partners (the highest tier of Murex’s system integrator partnership program) and one of only two Alliance Partners covering both the EMEA and APAC regions.

“Multiple challenges faced today by banks, from tighter budgets and regulatory pressures to rising human capital costs and shrinking margins, make it much more difficult for these financial segment players to deliver high-quality on-time and on-budget results,” said Luxoft’s Executive Vice President, Michael

Friedland. “The Excelian acquisition is in-line with our positioning as a new generation specialty provider of complex IT services with the capability of delivering sophisticated industry solutions that require deep business knowledge and the highest engineering acumen.  We believe the combination of Luxoft and Excelian expertise will provide a significant uplift in the value we can deliver to our respective clients in this space.”

There are many synergies to be unlocked through Luxoft’s acquisition of Excelian including the expansion of Luxoft’s Financial Services vertical to cover new specialist applications and other horizontal areas of expertise, cross-selling opportunities to a broader client base, engaging with more world leading technology partners, and an increased nearshore offering in more strategic geographies to complement the current 14 in which Luxoft is already present.

Jeremy Ward, Excelian CEO, commented: “Luxoft’s financial strength coupled with their commitment to quality makes Luxoft the ideal acquirer as Excelian has a broad-ranging client base, which will greatly benefit from the services Luxoft provides. At the same time, Excelian will bring expert system integration services to the clients of Luxoft. The Excelian management team will now be able to grow the company assured of the support and commitment from the highly successful team at Luxoft.”

Strata Partners acted as exclusive financial adviser to Luxoft on the transaction.  Excelian was advised by Smith & Williamson Corporate Finance.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT US) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Luxoft’s solutions are based on its proprietary products and platforms that directly impact its clients’ business outcomes and efficiently deliver continuous innovation. The Company develops its solutions and delivers its services from 18 dedicated delivery centers worldwide. It has over 8,600 employees across 22 offices in 14 countries in North America, Western and Eastern Europe, and Asia Pacific. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

About Excelian

Excelian is an award-winning system integration and technology consulting company serving many of the world’s leading financial services and commodities companies.  Excelian’s expertise includes the implementation of technology platforms from industry leading software vendors such as Murex, Calypso and OpenLink.   The Company provides flexible, competitive and scalable solutions based on specialist technical expertise and in-depth business know-how of complex trading and risk management platforms, as well as Cloud and High Performance Computing (HPC) technologies. Excelian’s portfolio of services is comprised of consulting and advisory, program and project management, trading and risk system integration, application development and lifecycle services.  Excelian has offices in North America, Western Europe, South Africa and Australia.  For more information please visit www.excelian.com.

Contact:

Luxoft Holding, Inc
Alina V. Plaia, +1 212-964-9900 ext. 2404
Vice-President, Global Communications
IR@luxoft.com
or
Patrick R. Corcoran, +1 212-964-9900 ext. 2453
Manager, Public Relations
pcorcoran@luxoft.com

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